



05035985

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

~~~~~~MMISSION
~~~~~~ington, D.C. 20549

UF3-7-05

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SEC FILE NUMBER
8- 8707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORN & COMPANY, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

216 E WASHINGTON
            (No. and Street)

FERGUS FALLS   MN   56538-0748
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY (RUSSELL) DORN   (218)739-5236
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NESS, WALLER, PEARSON & CO., LTD.
             (Name – *if individual, state last, first, middle name*)

510 22ND AVENUE E, SUITE 501   ALEXANDRIA   MN   56308
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___HARRY (RUSSELL) DORN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___DORN & COMPANY, INCORPORATED_____ , as of ___DECEMBER 31_____ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BONITA G DENZEL
Notary Public
Minnesota
My Commission Expires January 31, 2010

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESS WALLER PEARSON
& —
CO., LTD.

CERTIFIED PUBLIC ACCOUNTANTS

EASTON PLACE
510 22ND AVE E. · SUITE 501
ALEXANDRIA, MINNESOTA 56308

TELEPHONE: (320) 763-6568
FAX: (320) 763-6297

H. DAN NESS, C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.
DONNA R. ALLISON, C.P.A.
PATRICIA L. PETERSON, C.P.A.

Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

In planning and performing our audit of the financial statements of Dorn & Co., Inc. (the Company) as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15(c)3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13. For year 2003, Dorn & Co., Inc. did not hold any securities in safekeeping.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15(c)3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New, Waller, Pearson & Co., Ltd

January 12, 2005

DORN & CO., INC.



Fergus Falls, Minnesota

Report on Audit

Years Ended December 31, 2004 and 2003

Ness, Waller, Pearson & Co., Ltd.

Alexandria, Minnesota

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

NESS WALLER PEARSON
&
CO., LTD.

EASTON PLACE
510 22ND AVE E • SUITE 501
ALEXANDRIA, MINNESOTA 56308

TELEPHONE: (320) 763-6568
FAX: (320) 763-6297

CERTIFIED PUBLIC ACCOUNTANTS

H. DAN NESS, C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.
DONNA R. ALLISON, C.P.A.
PATRICIA L. PETERSON, C.P.A.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying balance sheets of Dorn & Co., Inc., (a Minnesota corporation) as of December 31, 2004 and 2003, and the related statements of income, changes in retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorn & Co., Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ness, Waller, Pearson & Co., Ltd.

January 12, 2005

MEMBER OF • PRIVATE COMPANIES PRACTICE SECTION OF • AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
(CPA)ᔆᴹ THE CPA. NEVER UNDERESTIMATE THE VALUE.ˢᴹ

DORN & CO., INC.
BALANCE SHEETS

	December 31,	
	2004	2003

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 3,704	89,863
Accounts receivable		
Brokers and dealers - open transactions	27,699	102,924
Trading receivable	166,272	
Trading and investment securities, at market	152,873	472,854
Prepaid expenses	4,608	2,762
Total Current Assets	$ 355,156	$ 668,403
PROPERTY AND EQUIPMENT, at cost		
Office equipment	$ 205,659	$ 199,367
Leasehold improvements	331,531	325,523
	$ 537,190	$ 524,890
Less accumulated depreciation	(351,648)	(334,572)
Total Property and Equipment	$ 185,542	$ 190,318
OTHER ASSETS		
Investment in antique personal property	$ 33,042	$ 33,042
Clearing deposit	25,000	25,000
Total Other Assets	$ 58,042	$ 58,042
	$ 598,740	$ 916,763

See accompanying Notes to Financial Statements.

DORN & CO., INC.
BALANCE SHEETS

	December 31,	
	2004	2003

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

	2004	2003
Accounts payable		
Dain trading payable		$ 162,254
Vendors - trade obligations	$ 1,136	5,928
Accrued income taxes		2,000
Accrued expenses	9,880	52,151
Total Current Liabilities	$ 11,016	$ 222,333

STOCKHOLDER'S EQUITY

	2004	2003
Common stock		
Par value $10		
Authorized - 25,000 shares		
Issued and Outstanding - 6,000 shares	$ 60,000	$ 60,000
Retained earnings	527,724	634,430
Total Stockholder's Equity	$ 587,724	$ 694,430
	$ 598,740	$ 916,763

See accompanying Notes to Financial Statements.

STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2004	2003
INCOME		
Gain on sale and holding of trading account securities	$ 159,053	$ 445,010
Commissions on security sales	35,103	29,417
Commissions and concessions on mutual funds	525,662	610,472
Annuity fees	8,497	2,327
Dividends and interest earned	18,400	19,560
Other income	508	2,538
Total Income	$ 747,223	$1,109,324
EXPENSES		
Salaries and commissions		
Executive	$ 150,000	$ 325,000
Registered representative	97,141	116,838
Office and clerical	147,616	168,865
Payroll taxes	27,156	30,196
Advertising	37,212	23,158
Bank service and clearing charges	38,354	52,140
Depreciation	17,073	20,957
Client expense/Expos	14,418	19,903
Utilities and building occupancy	21,939	34,308
Licenses, bonds and insurance	14,071	9,751
Memberships, books, dues and subscriptions	10,909	8,741
Office supplies and expense	22,504	15,082
Postage	5,800	9,498
Professional services	46,621	44,677
Rents	72,000	87,000
Travel and entertainment	7,320	7,880
Telephone	10,618	11,764
Employee benefits	5,484	5,800
Profit sharing trust contributions	49,652	77,132
Interest	41	
Total Expenses	$ 795,929	$1,068,690
INCOME BEFORE PROVISIONS FOR INCOME TAXES	$ (48,706)	$ 40,634
PROVISIONS FOR INCOME TAXES	$ (2,000)	$ 7,070
NET INCOME FOR YEAR	$ (46,706)	$ 33,564

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS

	December 31,	
	2004	2003
RETAINED EARNINGS - beginning of year	$634,430	$600,866
NET INCOME	(46,706)	33,564
DIVIDENDS PAID	(60,000)	
RETAINED EARNINGS - end of year	$527,724	$634,430

See accompanying Notes to Financial Statements.

This page intentionally left blank.

	For the Years Ended December 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers and clients	$ 2,513,417	$ 5,325,387
Cash payments to brokers, vendors and employees	(2,546,143)	(5,273,100)
Interest and dividends received	18,908	22,098
Income taxes paid		(2,294)
Interest paid	(41)	
Net Cash Provided (Used) by Operating Activities	$ (13,859)	$ 72,091
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (12,300)	
Purchase of other assets		$ (1,435)
Net Cash (Used) by Investing Activities	$ (12,300)	$ (1,435)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	$ (60,000)	$ 0
Net Cash (Used) by Financing Activities	$ (60,000)	$ 0
NET INCREASE IN CASH	$ (86,159)	$ 70,656
CASH - beginning of year	89,863	19,207
CASH - end of year	$ 3,704	$ 89,863

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2004	2003
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income	$ (46,706)	$ 33,564
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities		
Depreciation	$ 17,073	$ 20,957
Changes in assets and liabilities		
(Increase) decrease in accounts receivable	(91,047)	(24,189)
(Increase) decrease in trading account	319,981	387,958
(Increase) decrease in prepaid expenses	(1,846)	1,553
(Increase) decrease in other assets		2,776
Increase (decrease) in accounts payable	(167,047)	4,818
Increase (decrease) in other liabilities	(42,267)	(357,346)
Increase (decrease) in accrued income taxes	(2,000)	2,000
Total Adjustments	$ 32,847	$ 38,527
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (13,859)	$ 72,091
CASH AND CASH EQUIVALENTS		
Operating account	$ (3,031)	$ 28,132
Savings accounts	6,735	61,731
Total Cash and Cash Equivalents	$ 3,704	$ 89,863

See accompanying Notes to Financial Statements.

7

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company's business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others and the underwriting of certain securities issues. The Company has a Principal's license to operate in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing - During 1999, Dorn & Co., Inc. completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Rauscher Incorporated, a Minnesota corporation. Prior to the conversion on October 6, 1999, the Company used Pershing (A Division of Donaldson, Lufkin, and Jenrette Securities Corporation) as a clearing house for securities and investment transactions of customers.

Securities Insurance - Securities held in custody by DCS (the company's clearing firm) are protected up to a total of $25,000,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $24,500,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Rauscher Retirement accounts are protected up to a total of $35,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Investment Securities - Trading and investment securities are valued at quoted market values. Unrealized gains and losses are included in operations. Unrealized gains (losses) on trading account securities total $586 and $(7,958) at December 31, 2004 and 2003. The increases/(decreases) of $586 and $(7,958) have been reflected in operations of the years ended December 31, 2004 and 2003, respectively.

Property and Equipment - Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the Accelerated Cost Recovery System (ACRS) method and the Modified Accelerated Recovery System (MACRS) method using estimated useful lives of 3 to 39 years.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

Cash and Cash Equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE 2 - INCOME TAX

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2004 are as follows:

	December 31,	
	2004	2003
Current:		
Federal		$ 3,506
State	$ 300	3,564
Deferred tax expense (benefit)	(13,723)	(964)
Valuation allowance	11,423	964
Tax Provision	$ (2,000)	$ 7,070

As of December 31, 2004, the company had a federal state net operating loss carryforward, which may be applied to future taxable income of $69,726.

Net operating loss carryforwards expire as follows:

Tax Year	Amount
2015	$ 1,726
2016	4,703
2024	69,726
	$76,155

At December 31, 2004, deferred tax assets recognized for deductible net operating loss carryforwards totaled $11,423. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 3 - PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 15 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $49,652 and $77,132 for 2004 and 2003.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2004, aggregated indebtedness and net capital were $11,017 and $354,596, respectively, a ratio of 0.03 to 1. At December 31, 2003, aggregate indebtedness and net capital were $222,333 and $435,504, respectively, a ratio of 0.51 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid amounts of $72,000 and $87,000 for rent in 2004 and 2003, respectively. The building is leased on a month to month basis, and the Company pays all occupancy costs.

Corporate indebtedness at Bank of the West of Fergus Falls, described in Note 3 above, has been personally guaranteed by the Company's sole shareholder.

NOTE 6 - CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the $100,000 FDIC coverage for depositors. This results in a credit risk as defined by Financial Accounting Standards Board Opinion No. 105. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2004 and 2003, the Company had accounts receivable from broker/dealer open transactions of $27,699 and $102,924, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading and investment securities are valued on the financial statements at current market values as of December 31, 2004 and 2003. Such market values represent a fair value of these financial instruments. It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

SUPPLEMENTARY INFORMATION

DORN & CO., INC.
COMPUTATION OF NET CAPITAL / RECONCILIATION
DECEMBER 31, 2004

TOTAL STOCKHOLDERS' EQUITY - per balance sheet	$ 587,725

DEDUCTIONS
  Unallowable Assets

Prepaid expenses	$ 4,608
Property and equipment - net of accumulated depreciation	185,542
Investment in antique personal property	33,042

  Haircuts on Trading Account Securities

Municipal bonds	9,937
Total Deductions	$ 233,129
NET CAPITAL	$ 354,596
TOTAL LIABILITIES - per balance sheet	$ 11,017
DEDUCTIONS	$ 0
AGGREGATE INDEBTEDNESS	$ 11,017
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.03 to 1

1

---

[1]The above computation of net capital was compared to the computation of net capital for the December 31, 2004 FOCUS filing and no material differences existed.

See Independent Auditor's Report

DORN & CO., INC.
TRADING AND INVESTMENT SECURITIES
DECEMBER 31, 2004

	Market Value	Cost
CORPORATE STOCKS		
None held		
MUNICIPAL BONDS		
Mounds View MN ISD G.O. Bonds, 4.0%, $155,000 par value	$ 152,873	$ 152,288
CORPORATE BONDS		
None held		
	$ 152,873	$ 152,288

EMPLOYEES	Worker's compensation	Statutory
	Profit Sharing Blanket bond	100M
BUSINESS OWNER'S POLICY	Business liability	1,000M
	Medical expense	5M
	Tenant's fire, legal	50M
	Hired/non-owned autos	1,000M
	Building replacement	381,300
	Business personal property	102,600
	Valuable papers	10M
	Business interruption	12 months
	Outdoor signs	5M
STOCKBROKERS	Blanket bond (10M deductible)	300M
	Fidelity and deposit (5M deductible)	25M
	Audit expense coverage	25M
	Unauthorized signatures	25M
SECURITY BOND	North Dakota blue sky	25M
	Seaboard Security STAMP (5M deductible)	100M
MAIL	First Class mail/Certified mail/Overnight	
	Non-negotiable	5,000M
	Negotiable	5,000M

See Independent Auditors' Report.